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SEC Mail Processing Section

MAY 26 2017

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-69577~~

8-69247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **03/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Main Street, Suite 2100
(No. and Street)

Kansas City	Missouri	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Jackson Eisenpresser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHARI COHEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6192661
Qualified in New York County
Commission Expires September 2, 2020

Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
ABG, LLC
New York, New York

We have audited the accompanying statement of financial condition of ABG, LLC as of March 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period from January 1, 2016 to March 31, 2017. These financial statements are the responsibility of ABG, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABG, LLC as of March 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2016 to March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 8 - 9 has been subjected to audit procedures performed in conjunction with the audit of ABG, LLC's financial statements. The supplemental information is the responsibility of ABG, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
May 25, 2017

Statement of Financial Condition
March 31, 2017

ASSETS	
Cash and cash equivalents	$ 425,331
TOTAL ASSETS	$ 425,331
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 102,645
TOTAL LIABILITIES	102,645
MEMBER'S EQUITY	322,686
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 425,331

See Notes to Financial Statements.

ABG, LLC

Statement of Operations
For the Period January 1, 2016 through March 31, 2017

REVENUE:	
Private placement fees	$ 150,000
Total revenue	150,000
OPERATING EXPENSES:	
Professional fees	292,541
Compensation	127,500
Travel and entertainment expense	16,544
Insurance expense	15,587
Rent expense	13,700
Regulatory fees	2,885
Office and other	1,494
Total expenses	470,251
NET LOSS	$ (320,251)

Statement of Changes in Members' Equity
For the Period January 1, 2016 through March 31, 2017

MEMBER'S EQUITY, January 1, 2016	$	44,875
Capital contributions		598,062
Net loss		(320,251)
MEMBER'S EQUITY, March 31, 2017	$	322,686

See Notes to Financial Statements.

Statement of Cash Flows
For the Period January 1, 2016 through March 31, 2017

OPERATING ACTIVITIES:	
Net loss	$ (320,251)
Expenses forgiven by parent	198,062
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Increase in accounts payable and accrued expenses	102,645
Net cash used in operating activities	(19,544)
FINANCING ACTIVITIES:	
Capital contributions	400,000
Net cash provided by financing activities	400,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	380,456
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,875
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 425,331

Supplemental Schedule of Non-cash Financing Activities

Expenses forgiven by parent	$ 198,062

See Notes to Financial Statements.

Notes to Financial Statements
For the Period January 1, 2016 through March 31, 2017

1. Organization and Nature of Business

ABG, LLC (Company), was formed in the state of Kansas on January 22, 2013. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

In January 2017, all of the outstanding equity of the Company was acquired by JCAE Holdings, LLC (the "Parent") from Firerush Ventures No. 3 LP (the 'Transaction'). The Company opted not to utilize push down accounting upon the change in control.

As a result of the timing of the broker dealer sale, the Company elected to change its fiscal year end from December 31 to March 31. The request was granted by FINRA. As a result, these financial statements cover the period from January 1, 2016 through March 31, 2017.

Prior to the Transaction the Company's primary source of business was intended to be the provision of consultancy services and the arranging of (bringing about) deals in investments and making arrangements with a view to transactions in investments. Subsequent to the Transaction the Company's primary source of business remainded unchanged.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Private placement fees, which represent fees for the placement of private securities, are paid upon the closing of a transaction, and are consequently, recorded when earned. Only one such transaction was completed during the reporting period January 1, 2016 through March 31, 2017.

d) Income Taxes
The Company is treated as a disregarded entity for tax purposes and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual member. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject. Accordingly, no provision for income taxes is provided in the financial statements.

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for tax purposes. The Company's income or loss is reported by its sole member and is included in the tax returns for the Parent company. The Parent is only subject to the New York City Unincorporated Business Tax, which is a 4% tax on taxable income. The Company records its proportionate share of the income tax expense incurred by its Parent and treats this as an amount due to the Parent. However, there was no income earned during the period January 1, 2016 through March 31, 2017 and accordingly no provision for income taxes was recorded. Further, management did not record a deferred tax asset associated with its net operating loss during this period due to the potential uncertainty of recovering this amount.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Commitments

Office Leases
The Company is currently leasing office space at 725 Fifth Avenue in New York, NY. The Company is a subtenant of Sandbridge Capital and currently has a lease agreement extending to August 31, 2018. The remaining commitment for calendar years 2017, 2018 and 2019 are $56,250, $75,000 and $50,000 respectively.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirement

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and required the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the company had net capital and net capital requirements of $322,686 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 31.81%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2017 and May 25, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

ABG, LLC

(A LIMITED LIABILITY COMPANY)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2017

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	322,686
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		-
NET CAPITAL	$	322,686
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	102,645
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	317,686
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	312,422
Percentage of aggregate indebtedness to net capital		31.81%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2017.

See Notes to Financial Statements.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(2)(i) of the rule.

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
ABG, LLC
725 5th Avenue, Level 23
New York, New York 10022

To the Member:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ABG, LLC (the "Company") identified the following provisions of 17 CFR § 15c3-3(k) under which the Company claimed an exemption from 17 CFR § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the period from January 1, 2016 to March 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
May 25, 2017

ABG, LLC
Exemption Report

May 25, 2017

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

ABG, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 through the period January 1, 2016 to March 31, 2017 without exception.

I, Jackson Eisenpresser, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: President

Date: 5/25/17